TC 3119

CM

03015455

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMB
8- 2404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Hamershlag, Kempner, Dodeles & Co., LLC

OFFICIAL USE ON
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
11 West 42nd Street 19th fl.
(No. and Street)

New York (City) NY (State) 10036 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Nu

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Freedman & Co., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

61 Broadway (Address) NY (City) NY (State) 10006 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
MAR 05 2003
WASH, D.C. 155 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public acco must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5*

OATH OR AFFIRMATION

I, David Dodeles, swear (or affirm) that, to the best my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamershlag, Kempner, Dodeles & Co., LLC, of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Executive Officer
Title

[signature]
Notary Public

NOREEN WALSH
Notary Public, State of New York
No. 01WA6053006
Qualified In Queens County
Commission Expires January 2, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMERSHLAG, KEMPNER, DODELES & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002
(With Independent Auditor's Report Thereon)

HAMERSHLAG, KEMPNER, DODELES & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

Freedman & Co., CPA, P.C.
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Hamershlag, Kempner, Dodeles & Co., LLC
New York, New York

We have audited the accompanying statement of financial condition of Hamershlag, Kempner, Dodeles & Co., LLC as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Hamershlag, Kempner, Dodeles & Co., LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

New York, NY
February 25, 2003

Freedman & Co., CPA, P.C.

61 Broadway, Suite 1405, New York, NY 10006 • (212)509-6700 • Fax (212)509-7192

HAMERSHLAG, KEMPNER, DODELES & CO., LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Assets:	
Cash and cash equivalents	$198,966
Equity securities owned, at fair market value	302,488
Investment in Limited Partnership	268,716
Property and equipment (net of accumulated depreciation of $357,130)	0
Due from broker	$117,817
Prepaid expenses	18,988
Other assets	57,616
Total Assets	$964,591

LIABILITIES, SUBORDINATED LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Securities sold short but not yet purchased	7,000
Accrued expenses, accounts and taxes payable	62,182
Total Liabilities	69,182
Members' capital	895,409
Total Liabilities, subordinated liabilities and members' capital	$964,591

The accompanying notes are an integral part of this financial statement.

HAMERSHLAG, KEMPNER, DODELES & CO., LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

Note 1 - Nature of Business

Hamershlag, Kempner, Dodeles & Co., LLC conducts business as a broker/dealer in securities pursuant to the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. The firm clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer and accordingly the clearing broker/dealer carries all of the accounts of the customers and maintains all related books and records.

Note 2 - Summary of Significant Accounting Policies:

a) Revenue Recognition

Securities transactions (and related commission revenue and expense) including transactions in firm investment accounts are recorded by the Company on a trade date basis.

c) Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using accelerated methods over the assets' useful lives as follows:

Furniture and office equipment	$170,816	5 to 7 years
Leasehold improvements	186,314	39 years
Less: Accumulated depreciation	(357,130)	
Net	$ 0	

Note 2 - Summary of Significant Accounting Policies (Continued):

d) Reserve for Bad Debt

No provision for bad debts was made in the current year since all receivables were considered collectible.

e) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period.

f) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers money market instruments and short term investments which are readily marketable to be cash equivalents.

HAMERSHLAG, KEMPNER, DODELES & CO., LLC

NOTES TO FINANCIAL STATEMENTS
(continued)

DECEMBER 31, 2002

Note 3 - Pension and Profit-Sharing Plans

The company adopted a 401(k) retirement plan. The plan covers all employees meeting certain eligibility requirements. The company is under no obligation to make contributions to the plan. Amounts charged to operations under the plan for the year ended DECEMBER 31, 2002 was $3,840.

Note 4 - Commitments and Contingencies

Lease Commitments

The firm leases its main office under a non-cancelable lease expiring January 31, 2004. Rental expense of $135,745 is included in the statement of income. The future minimum annual lease commitments as of DECEMBER 31, 2002 are as follows:

Year	Amount
2003	117,438
Thereafter	9,787

In addition, the Firm is obligated for the payment of escalation costs and additional costs as required under the terms of the leases.

The firm subleases a portion of the main office. Rental income from the sublease of $48,000 is included in the statement of income. Future minimum rental income to be received on the sublease is $4,000 per month.

Litigation

The Company is from time to time subject to routine litigation incidental to its business. At DECEMBER 31, 2002 there were no pending litigations.

Note 6 - Capital Ratio

The Net Capital Requirement under Rule 15c3-1 of the Securities and Exchange Commission was $100,000 whereas the Net Capital as computed was $488,697 leaving excess Net Capital of $388,697. The Capital Ratio was independently computed at 13% as against an allowable maximum of 1,500%.

Note 7 - Federal and State Income Taxes

Federal and State income taxes are not payable by, or provided for, the partnership. Partners are taxed individually on their share of partnership earnings. Provision for income taxes of $20,823 has been made in the accompanying financial statements for tax based upon income in accordance with the Revenue Code of the City of New York.

Note 8 - Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Firm is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Firm's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Firm introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Firm's exposure to credit risk associated with non-performance of customers fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Firm's clearing broker and their ability to liquidate the collateral at an amount equal to the original contracted amount.

A copy of the Firm's Statement of Financial Condition, as at DECEMBER 31, 2002, pursuant to S.E.C. Rule is available for examination at the Firm's main office and at the regional office of the Securities and Exchange Commission.